Exhibit 18

PREFERABILITY LETTER

June 9, 2008

Mr. Roland Breunig, CFO
Seneca Foods Corporation
Marion, New York

Dear Mr. Breunig:

As stated in Note 10 to the financial statements of Seneca Foods Corporation for the year ended March 31, 2008, the Company changed its inventory valuation method from the lower of cost, determined under the first-in, first-out (FIFO) method or market, to the lower of cost; determined under the last-in, first-out (LIFO) method or market and states that the newly adopted accounting principle is preferable in the circumstances because the LIFO method better matches current costs with current revenues. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur in management’s judgment that the newly adopted accounting principle described in Note 10 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

/s/BDO Seidman, LLP
Milwaukee, Wisconsin